HITMKR, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal years ended December 31, 2024 and 2023

Balance Sheet

HITMKR, INC.

As of Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2024
Assets	
Total Cash and Bank	$128,966.32
Total Other Current Assets	-$910.71
Total Long-term Assets	$0.00
Total Assets	**$128,055.61**
Liabilities	
Total Current Liabilities	$223,397.70
Total Long-term Liabilities	$0.00
Total Liabilities	**$223,397.70**
Equity	
Total Other Equity	$422,500.00
Total Retained Earnings	-$517,842.09
Total Equity	**-$95,342.09**
Total Liabilities + Equity	**$128,055.61**

Balance Sheet

HITMKR, INC.

As of Dec 31, 2023

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2023
Assets	
Total Cash and Bank	$162,539.80
Total Other Current Assets	-$910.71
Total Long-term Assets	$0.00
Total Assets	**$161,629.09**
Liabilities	
Total Current Liabilities	$191,017.55
Total Long-term Liabilities	$0.00
Total Liabilities	**$191,017.55**
Equity	
Total Other Equity	$372,500.00
Total Retained Earnings	-$401,888.46
Total Equity	**-$29,388.46**
Total Liabilities + Equity	**$161,629.09**

Profit and Loss

HITMKR, INC.

Date Range: Jan 01, 2024 to Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2024 to Dec 31, 2024
Income	$10,650.37
Cost of Goods Sold	$0.00
Gross Profit	**$10,650.37**
As a percentage of Total Income	**100.00%**
Operating Expenses	$126,604.00
Net Profit	**-$115,953.63**
As a percentage of Total Income	**-1,088.73%**

Profit and Loss

HITMKR, INC.

Date Range: Jan 01, 2023 to Dec 31, 2023

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
Income	$3,907.32
Cost of Goods Sold	$0.00
Gross Profit **As a percentage of Total Income**	**$3,907.32** **100.00%**
Operating Expenses	$191,590.10
Net Profit **As a percentage of Total Income**	**-$187,682.78** **-4,803.36%**

Cash Flow

HITMKR, INC.

Date Range: Jan 01, 2024 to Dec 31, 2024

CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024
Operating Activities	
Sales	$10,607.37
Purchases	-$77,545.53
Payroll	-$16,635.32
Net Cash from Operating Activities	**-$83,573.48**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$50,000.00
Net Cash from Financing Activities	**$50,000.00**

OVERVIEW

Starting Balance	**$162,539.80** As of 2024-01-01
Gross Cash Inflow	$61,172.41
Gross Cash Outflow	$94,745.89
Net Cash Change	**-$33,573.48**
Ending Balance	**$128,966.32** As of 2024-12-31

Cash Flow

HITMKR, INC.

Date Range: Jan 01, 2023 to Dec 31, 2023

CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
Operating Activities	
Sales	$3,907.32
Purchases	-$119,354.51
Payroll	-$38,177.82
Net Cash from Operating Activities	**-$153,625.01**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$72,500.00
Net Cash from Financing Activities	**$72,500.00**

OVERVIEW

Starting Balance	**$243,664.81** As of 2023-01-01
Gross Cash Inflow	$76,407.32
Gross Cash Outflow	$157,532.33
Net Cash Change	**-$81,125.01**
Ending Balance	**$162,539.80** As of 2023-12-31

HITMKR, INC.

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2023 and 2024

(Prepared under U.S. GAAP)

Accounts	2024	2023
Balance at Beginning of Year	($29,388.46)	($214,205.68)
Other Equity	$372,500.00	$300,000.00
Retained Earnings	($401,888.46)	($214,205.68)
Net Loss for the Year	($115,953.63)	($187,682.78)
Stockholder Contributions	$50,000.00	$72,500.00
Balance at End of Year	($95,342.09)	($29,388.46)
Other Equity	$422,500.00	$372,500.00
Retained Earnings	($517,842.09)	($401,888.46)

HITMKR, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

HITMKR, Inc. (the "Company") is a corporation organized in June 2021 under the laws of Delaware. The Company has built a platform to support creators with Fan Relationship Management, Ecommerce, and communication.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.